545 E. JOHN CARPENTER FREEWAY, SUITE 1300 IRVING, TX 75062 PH: 972-444-4900 F: 972-444-4949 WWW.FELCOR.COM NYSE:FCH
JEFFREY D. SYMES
Senior Vice President
Chief Accounting Officer and Controller

September 10, 2012
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3010
Washington, D.C. 20549

Re:	FelCor Lodging Trust Incorporated
Form 10-K for the year ended December 31, 2011
File No. 1-14236

FelCor Lodging Limited Partnership
Form 10-K for the year ended December 31, 2011
File No. 333-39595-01
Ladies and Gentlemen:
On behalf of FelCor Lodging Trust Incorporated and FelCor Lodging Limited Partnership (collectively “FelCor”), we hereby file FelCor's response to comments contained in the letter from the U.S. Securities and Exchange Commission, Division of Corporation Finance; (the “Commission”) dated August 31, 2012. For your convenience, we have repeated each comment prior to the response.
Form 10-K for the year ended December 31, 2011
Item 7. Management's Discussion and Analysis of Financial Condition
Liquidity and Capital Resources, page 46

1.
Please revise in future Exchange Act periodic reports to describe how cash flows from discontinued operations are reflected in the consolidated statements of cash flows, and, if material, quantify those cash flows if they are not separately identified in those statements. In addition, if material, describe how you expect the absence of cash flows, or absence of negative cash flows, related to the discontinued operations to impact the company's future liquidity and capital resources, and discuss any significant past, present, or upcoming cash uses as a result of discontinuing the operations.

In future Exchange Act periodic reports, we will describe within Liquidity and Capital Resources that our consolidated statements of cash flows combines cash flow from continuing and discontinued operations. We will quantify the cash flows from discontinued operations and, if material, how we expect the absence of cash flows, or absence of negative cash flows, related to discontinued operations, to impact our future liquidity and capital resources, and discuss any significant past, present, or anticipated cash uses as a result of discontinuing the operations.

U.S. Securities and Exchange Commission
September 10, 2012

Non-GAAP Financial Measures, page 39

2.
We note that your measure titled EBITDA appears to be calculated differently than EBITDA as described in Exchange Release No. 47226. In future Exchange Act periodic reports, please revise your presentation of EBITDA to remove the adjustment for amortization of stock compensation. Refer to Question 103.01 of the Compliance and Disclosure Interpretation on Non-GAAP Financial Measures.

In future Exchange Act periodic reports, we will remove the adjustment for the amortization of stock compensation between net income and EBITDA.

3.
In future Exchange Act periodic reports, please revise to reconcile your disclosure in footnote (a) on page 43 that for same-store metrics you have included the hotel acquired in August 2010 for all periods presented with your disclosure on page 45 that Hotel EBITDA and Hotel EBITDA margins are presented on a same-store basis and exclude the historical results of operations from the Fairmont Copley Plaza acquired in August 2010.

In future Exchange Act periodic reports, we will ensure that our description of Hotel EBITDA and Hotel EBITDA margins is consistent with the calculation of those same-store metrics as it relates to recently acquired hotels. Specifically, we will revise the disclosure to reflect that the historical results of operations from acquired hotels made in prior years are included, not excluded, in the presentation of Hotel EBITDA and Hotel EBITDA margins on a same-store basis.

Financial Statements

Note 6. Impairment Charges, page 79

4.
We note your disclosure that you developed a plan to sell your interests in eight hotels owned by unconsolidated joint ventures and as a consequence, shortened the estimated hold periods for these hotels, and that the joint ventures will test for impairment when they designate these hotels as non-strategic. Please tell us when you developed a plan to sell your interests in these hotels and the effect of your plan on the joint ventures' testing for impairment and related estimated hold periods. In addition, please tell us how your plan to sell your interests in these hotels affected your analysis of potential impairment of your investments in the unconsolidated entities.

We developed a plan to sell the interests in six hotels owned by unconsolidated joint ventures in early 2011 and two hotels owned by unconsolidated joint ventures in late 2011. Because we do not control these joint ventures, and no plan was put in place by the parties that do control the joint ventures to sell the hotels from the joint ventures, there was no need to reduce the hold period of these assets at the joint venture level. The testing for impairment at the joint venture level is therefore based on a held and use model based on ASC 360-10-35. As the joint ventures did not intend to sell the properties, there was no change to the hold periods in step 1 of testing the undiscounted cash-flows at the joint venture level. Notwithstanding ASC 323-10-35-32A guidance which indicates that an equity method investor shall not separately test an investee's underlying asset(s) for impairment, for internal purposes, we estimated fair values for each of these eight properties when we developed our plan and found that those estimated fair values exceeded the book value of each respective property's asset group of each joint venture. As such, there were no impairments identified or recognized at the investee level.

545 E. JOHN CARPENTER FREEWAY, SUITE 1300
IRVING, TX 75062
PH: 972-444-4900 F: 972-444-4949
WWW.FELCOR.COM

U.S. Securities and Exchange Commission
September 10, 2012

As discussed in Note 8 of our consolidated financial statements, we have basis in joint ventures created at the time we acquired our joint venture interest that exceeds the joint ventures' book value in the underlying properties. We have allocated our excess basis to individual properties held by single joint venture entities. In evaluating impairment for our investments in joint ventures, as discussed in Note 2 to our financial statements, any decline that is not expected to be recovered in the next 12 months is considered other than temporary and an impairment is recorded as a reduction in the carrying value of the investment. In accordance with ASC 323-10-35-32, we consider whether or not our investment in each joint venture has any other than temporary declines in value. For all periods included in our 2011 Annual Report on Form 10K, the fair value of our investment in each of our unconsolidated joint ventures exceeded our carrying value in those joint ventures. As such, we did not have impairments related to our investments in unconsolidated joint ventures.

* * * *

We acknowledge the following:

•	FelCor is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	FelCor may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any members of the staff have any questions concerning the above responses or desire further information or clarification in connection therewith, he or she should contact me at 972-444-4925.

Sincerely,

/s/Jeffrey D. Symes

Jeffrey D. Symes
Senior Vice President
Chief Accounting Officer and Controller

cc:	Andrew J. Welch, Chief Financial Officer, FelCor Lodging Trust Incorporated
Jonathan H. Yellen, General Counsel, FelCor Lodging Trust Incorporated
Robert W. Dockery, Akin Gump Strauss Hauer & Feld L.L.P.

545 E. JOHN CARPENTER FREEWAY, SUITE 1300
IRVING, TX 75062
PH: 972-444-4900 F: 972-444-4949
WWW.FELCOR.COM